Exhibit 99.1

Pembina Pipeline Corporation Provides Business Update

CALGARY, March 18,  2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to provide an update regarding commissioning and other developments for projects within the Company's Midstream business.

Crude Oil Midstream

Pembina's crude oil midstream business continues to progress its Canadian Diluent Hub ("CDH"). CDH is expected to be the primary access point for Oilsands producers to source a significant and growing supply of domestically produced condensate, from the Montney, Deep Basin and Duvernay developments delivered from Pembina's Peace Pipeline and Redwater Fractionators.  The Company has agreements in place for downstream connections to third-party diluent pipelines. The interconnections with multiple diluent pipelines represents an initial aggregate take-away capacity in excess of 400,000 barrels per day ("bpd"). A detailed Class 3 engineering estimate for the infrastructure is complete and long-lead equipment orders are being finalized. As a result of project optimization and lower forecast costs, the expected capital cost of the project is now approximately $250 million, reduced from the original $350 million previously announced. The in-service date of the project is expected to be mid-2017, subject to regulatory and environmental approval.

In March, Pembina commissioned three new storage tanks at its Edmonton North Terminal ("ENT"). These storage tanks will provide a total of 550,000 barrels of additional crude oil storage capacity, more than doubling the total capacity of ENT. Originally expected to be placed into service in mid-2016 with an anticipated capital cost of $75 million, the project was completed both ahead of schedule and under budget. "This large scale expansion of ENT will enhance the operations of Pembina's Crude Oil Midstream business and provide additional optionality for our customers," said Bob Jones, Pembina's Vice President, Midstream Crude Oil & Condensate.

Natural Gas Liquids Midstream

Pembina's Natural Gas Liquids Midstream business will have commissioned the second 73,000 bpd fractionator at the Company's Redwater complex ("RFS II") by the end of March. RFS II was completed substantially on budget and one quarter later than originally expected. Underpinning RFS II are ten year, take-or-pay agreements for the entire operating capacity of the facility. Additionally, the design of RFS II benefits from significant operational improvements and other modifications that have been made to Pembina's existing Redwater fractionator over the years.

With RFS II in service by the end of March, Pembina's Redwater fractionation capacity will more than double to 155,000 bpd, inclusive of the previously announced debottleneck of the existing fractionator. "The completion of RFS II is a significant milestone for Pembina's Midstream business and represents the first new fractionator built in Alberta in 20 years," said Robert Lock, Pembina's Vice President, Natural Gas Liquids.

"By commissioning RFS II and the new storage tanks at ENT and advancing CDH, Pembina continues to progress our strategic objectives of developing large-scale, fee-for-service assets that provide high value services to our customers," said Mick Dilger, Pembina's President and Chief Executive Officer. "Most importantly, our exemplary safety and operations record was maintained across all of these projects from construction through to commissioning – which is even more impressive, given both ENT and RFS II were constructed within operating facilities."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in Western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information :

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "plans", "anticipates", "schedule",  and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: CDH, ENT and RFS II, including the planning, capital expenditure estimates, schedules, expected capacity and in-service dates in respect of those projects;   Pembina's corporate strategy; processing, transportation, fractionation, and services commitments and contracts and operations with respect to Company projects; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; the development and expected timing of new business initiatives and growth opportunities and the benefits thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and the ability to obtain required regulatory and environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline®is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 18-MAR-16